82-627

DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 9, 2007

07020456

File #82-627

Securities & Exchange Commiss
Office of International Corporate
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 8 2007
WASH, DC
185
SECTION

Dear Sirs/Mesdames:

Re: News Release dated January 9, 2007

Enclosed is a copy of our News Release dated January 9, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

Adolf A. Petancic
President

Enclosure

DENTONIA RESOURCES LTD

TSX-V : DTA

P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

January 9, 2007 For Immediate Release

AIRBORNE GEOPHYSICAL SURVEY AT THE ATKINSON GOLD PROSPECT, LIPTON CLAIM GROUP, ABITIBI GREENSTONE BELT, PORCUPINE MINING DIVISION, JAMES BAY LOWLANDS, ONTARIO

Dentonia has contracted Terraquest Ltd. to conduct a high resolution aeromagnetic, and VLF-EM survey over an area of approximately 9,600 hectare (96 km^2 - 8,000m x 12,000m). The survey is planned to be completed in the near future. The detailed magnetic (total field magnetics and horizontal gradiometer) and VLF-EM survey will provide valuable information regarding the structure and geology of the area. The survey area is underlain by Archean felsic and mafic volcanic rocks including a felsic dome-shaped structure, 1,000m by 2,000m, with a central high-silicate rhyolite core cut by intrusive porphyries. This domal structure (located in the central portion of the Lipton Claim Group) is flanked by overlapping (overlying) mafic volcanic flows. Several horizons of hydrothermally-altered rock and/or chemical sedimentary rocks (sulphide, magnetite, garnet-amphibole and silica-rich iron formations and graphitic exhalites) are present at the interface between the felsic rocks and the overlying massive to pillowed basaltic flows.

Dentonia and previous operators have drilled anomalous to ore-grade gold intersections in the chemical sedimentary rocks and in quartz veins associated with the felsic domal structure. The geological environment is similar to that of the world-class Archean gold and base metal mining camps such as Noranda, Val D'Or and Timmins – it is believed to represent an Archean sea-floor hydrothermal system consisting of fossilized black smokers.

Last year's exploration program consisted of drilling 20 diamond drill holes in February, March, October, and November 2006, approximately 3,024 meters, which intersected significant gold concentrations of greater than 500 ppb in sixteen (16) of the holes with the best intersections in hole L-06-7, where samples taken in this hole, between 96.5 and 104.2 meters, averaged 14.01 g/t Au over a core length of 7.7 meters. The highest sample returned a value of 74.71 g/t Au over a core length of 1.0 meter in a sulphide bearing felsic tuff. If this result is cut to 30 g/t Au the composite average for the section is 8.21 g/t Au over 7.17 meters.

To date, the gold mineralization on the Lipton claims has been intersected in two zones within the volcanic stratigraphy. The upper zone is hosted within mafic volcanic rocks located approximately 60 meters above the contact between graphitic chemical sediment and the underlying felsic volcanic rocks. The second zone is located at the graphite felsic volcanic contact. These two zones appear as parallel to sub parallel sheets (1 to 8 meters thick) that dip gently to the north and west.

The Lipton claims are located approximately 15km south of the Detour Lake Mine, which according to Pelangio Mines news release of September 21, 2006, currently contains an indicated resources of 20,045,000 tonnes grading 2.14 gram per tonne gold or 1,379,500 ounces, and an inferred mineral resources of 35,435,000 tonnes grading 1.80 g/t Au containing 2,035,650 ounces.

According to the same news release, Pelangio and Detour Gold Corporation entered into an asset purchase agreement on August 21, 2006, whereby Pelangio's Detour Lake property (all of Detour Lake Mines related assets including block A, currently under option to Trade Winds Ventures Inc.) will be transferred to Detour Gold for 20,000,000 common shares of Detour Gold Corporation at a deemed price

of $4.00 per share. Detour Gold Corporation, a newly formed company, is part of the Hunter Dickinson group of resource companies.

Dentonia has the right to earn a 100% interest in the Atkinson gold project, subject to a 2% royalty with buy-out right.

Paul Nicholls, P.Eng., the manager of this project, is a qualified person who reviewed the Atkinson gold project section of this news release.

THOMLINSON CREEK MOLYBDENUM PROSPECT, NEAR HAZELTON, CENTRAL BRITISH COLUMBIA

Dentonia has now received assay results from its 3 diamond drill hole program in October and November, 2006.

Most of the 330 samples assayed contained sub-economic molybdenum, with traces of gold, copper, and rhenium. The best result was a 2 meter interval, which assayed 0.15% Mo.

Rhenium (Re) is a rare metallic element which occurs in molybdenum ores and is used in the manufacturing of superconductive alloys. It has a melting point of 3,180°C, and currently trades between US$950-$1,150 an ounce, or US$31-$37 per gram

Location, Access and Proximate Mines Deposits

The Thomlinson Creek project lies within relative proximity of several producing and past producing mines and molybdenum deposits, such as Blue Pearl's currently producing Endako Mine and its Davidson deposit at Smithers.

From a report prepared for AMH Mining Corporation, the Mount Thomlinson property, located 12km west of Thomlinson Creek prospect, is described as follows:

> "The Mount Thomlinson mineral prospect contains a measured, indicated, and inferred reserve of 40.82 million tonnes grading 0.12% MoS_2. (0.072 per cent molybdenum, using a conversion factor of 1.6681)
>
> This reserve estimate was derived from combined drill hole and trenching data obtained by operators of the mineral property over the period of 1963 to 1965."

Trans-provincial highway 16 and the Canadian National Railway pass through Hazelton. Recent logging roads provide easy access to the Thomlinson Creek property.

Dentonia has the right to earn 100% interest in the project, subject to a 2% royalty with buy-out right.

Plans

Over the next few weeks, Dentonia will analyze these results together with the silt and geochemical results to determine the next phase, if any, of a 2007 exploration program.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President